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                                                                     EXHIBIT A.1

The following is a list of all the subsidiaries of the Company:

Baan International B.V.
Baan Development B.V.
Baan Software B.V.
Baan Austria GmbH
Baan (Schweiz) AG
Baan Nederland B.V.
Baan Belgium N.V.
Baan France S.A.
Baan Nordic AB
Baan UK Ltd.
Baan Holding Central Europe GmbH (under which Baan Deutschland GmbH, Coda GmbH and Matrix
Information Systeme GmbH
Baan U.S.A., Inc.
Baan Canada, Inc.
Baan Brasil Sistemas de Informatica Ltd.
Baan Argentina Ltd.
Baan Info Systems India Pvt. Ltd.
Baan Software India Pvt. Ltd.
Baan Japan Co., Ltd.
Baan (Malaysia) Sdn. Bhd. (under which Baan Singapore Pte. Ltd.)
Baan Education Asia Pacific (M) Sdn Bhd.
Baan Asia Pacific Pte. Ltd.
Baan Korea Co. Ltd.
Baan Australia Pty. Ltd. (under which Baan New Zealand Ltd.)
Ban Espanya Portugal S.A.
Baan Italia S.r.l.
Baan China Limited
Matrix Holding B.V.
Baan Front Office Systems A/S
CAPS Logistics, Inc.
CODA Plc.
Compact 3000 Ltd.
Proloq Holding B.V. (under which are Proloq International B.V. and Proloq USA, Inc.)
Tech@Spree Software Technology GmbH (19%)
Meta4 N.V. (11%)

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